# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TechPrecision Corporation, CIK 0001328792
CUSIP: 878739101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1 Bella Drive, Westminster, Massachusetts (MA), 01473
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001104659-24-077375
Filed by CIK 0001251565
Persons authorized to receive notices and communications: Jeffrey S. Tullman, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, 212-519-5101

## Reporting persons
- Wynnefield Partners Small Cap Value, L.P. I (CIK 0001251565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 180,546; shared voting power 0; sole dispositive power 180,546; shared dispositive power 0; aggregate amount beneficially owned 180,546 (1.9% of the class)
- Wynnefield Partners Small Cap Value, L.P. (CIK 0000899083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 114,857; shared voting power 0; sole dispositive power 114,857; shared dispositive power 0; aggregate amount beneficially owned 114,857 (1.2% of the class)
- Wynnefield Small Cap Value Offshore Fund, Ltd. (CIK 0001030806): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 72,396; shared voting power 0; sole dispositive power 72,396; shared dispositive power 0; aggregate amount beneficially owned 72,396 (0.8% of the class)
- Wynnefield Capital, Inc. Profit Sharing Plan (CIK 0001289453): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 65,806; shared voting power 0; sole dispositive power 65,806; shared dispositive power 0; aggregate amount beneficially owned 65,806 (0.7% of the class)
- Wynnefield Capital Management, LLC (CIK 0001056835): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 295,403; shared voting power 0; sole dispositive power 295,403; shared dispositive power 0; aggregate amount beneficially owned 295,403 (3.1% of the class)
- Wynnefield Capital, Inc. (CIK 0001251567): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 72,396; shared voting power 0; sole dispositive power 72,396; shared dispositive power 0; aggregate amount beneficially owned 72,396 (0.8% of the class)
- Nelson Obus (CIK 0001017043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 433,605; sole dispositive power 0; shared dispositive power 433,605; aggregate amount beneficially owned 433,605 (4.5% of the class)
- Joshua H. Landes (CIK 0001251568): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 433,605; sole dispositive power 0; shared dispositive power 433,605; aggregate amount beneficially owned 433,605 (4.5% of the class)
- Robert D. Straus (CIK 0001389219): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 200,001; shared voting power 0; sole dispositive power 200,001; shared dispositive power 0; aggregate amount beneficially owned 200,001 (2.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: TechPrecision Corporation
Address of issuer's principal executive offices: 1 Bella Drive, Westminster, Massachusetts (MA), 01473

## Item 4. Purpose of Transaction
Purpose of transaction: On December 19, 2024, the Issuer held the 2024 Annual Meeting, whereby General Renuart and Mr. Straus were elected to the Board. Accordingly, the Group Agreement terminated pursuant to its terms, effective immediately, and the Wynnefield Reporting Persons and Mr. Straus are no longer members of a group for purposes of Section 13(d).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4, on December 19, 2024, the Group Agreement was terminated pursuant to the terms of the Group Agreement.

## Signatures
- Wynnefield Partners Small Cap Value, L.P. I: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (12/23/2024)
- Wynnefield Partners Small Cap Value, L.P.: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (12/23/2024)
- Wynnefield Small Cap Value Offshore Fund, Ltd.: /s/ Nelson Obus, Nelson Obus, President of Wynnefield Capital, Inc., its Investment Manager (12/23/2024)
- Wynnefield Capital, Inc. Profit Sharing Plan: /s/ Nelson Obus, Nelson Obus, Co-Trustee (12/23/2024)
- Wynnefield Capital Management, LLC: /s/ Nelson Obus, Nelson Obus, Co-Managing Member (12/23/2024)
- Wynnefield Capital, Inc.: /s/ Nelson Obus, Nelson Obus, President (12/23/2024)
- Nelson Obus: /s/ Nelson Obus, Nelson Obus, Individually (12/23/2024)
- Joshua H. Landes: /s/ Joshua H. Landes, Joshua H. Landes, Individually (12/23/2024)
- Robert D. Straus: /s/ Robert D. Straus, Robert D. Straus, Individually (12/23/2024)